UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Koios Medical, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> April 6, 2011

Physical address of issuer
242 W 38th Street , 14th Floor , New York , NY 10018

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	753,413	369,719
Cash & Cash Equivalents	168,058	46,425
Accounts Receivable	322,821	103,563
Short-term Debt	1,766,418	1,968,362
Long-term Debt	988,702	0
Revenues/Sales	1,620,593	637,331
Cost of Goods Sold	293,128	267,049
Taxes Paid	0	0
Net Income	-2,687,228	-4,761,652


April 27, 2026

FORM C-AR

Koios Medical, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Koios Medical, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://koiosmedical.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Koios Medical, Inc. (the "Company") is a Delaware Corporation, formed on April 6, 2011.

The Company is located at 242 W 38th Street , 14th Floor , New York , NY 10018 .

The Company's website is https://koiosmedical.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology. The Company sells breast and thyroid ultrasound image analysis and decision support software that is a registered device with the FDA, with CE marking, and is protected by US and international patents and several pending patents related to image processing and machine learning for radiology.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry
A crowdfunding investment involves risk.

You should not invest any hands in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering including the merits and risks involved.

These securities have not been recommended or approved by any federal of state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy of adequacy of this document.

Forward-looking Statements: Certain information included in this Offering Statement may constitute forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. These statements relate to future events, including the Company's future performance, business prospects, or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "target", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", and similar expressions. The Company has based these forward-looking statements on its current expectations and projections about future events and financial, business and industry trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. Investors should use their best skeptical judgment when evaluating all disclosures, but particularly forward-looking statements.

Early Market Adoption: While the Company has existed for several years, it is still very much an early stage venture. In 2018, the Company launched a commercially viable product and has thus far not generated revenues to offset expenses and position the Company for long-term success, and in fact, it may never operate successfully or profitably. In addition, the acceptance and use of the Company's products have been delayed due to the impact of Covid-19, the practices of AI committees at healthcare institutions, the level of reimbursement received from various insurers, and, in fact, widespread acceptance and use may never occur.

Grant Funding: The Company does not currently receive any significant grant funding and utilizes funds from investors and customers to pay its expenses.

Founders' Separation from the Company: The founders of the Company left the Company in July 2017, and were replaced by the current management team in July 2017. In November 2018, the Company and the Founders entered into a settlement agreement and the Company repurchased their shares, but note that they have established what management believes is a competing entity, AI Strategies, LLC, renamed Sonavista, Inc. The Company does not know the current status of Sonavista, Inc., however.

Reimbursement Uncertainty: The Company has received Breakthrough Designation from FDA and is working with Market Access and Reimbursement consultants to develop a comprehensive reimbursement strategy for both the near term and the long term. The Company has been in the process of establishing its coverage pathway for Medicare Coverage of Innovative Technology ("MCIT") which may provide for 4 years of national Medicare coverage. The Centers for Medicare & Medicaid Services (CMS) repealed its MCIT final rule published in January 2021 and in June 2023 CMS proposed a new rule (Transitional Coverage for Emerging Technologies (TCET)) regarding the evidence necessary to establish payment to cover a device under Medicare. Coverage under the MCIT/TCET pathway thus remains uncertain. It is also not clear what steps will need to be taken with CMS for MCIT/TCET implementation purposes and the amount of coverage that would be offered under any newly proposed rule. Even if MCIT/TCET coverage is available for 4 years, the Company will need to establish real world evidence for

payers to secure long term reimbursement coverage. Although the Company has CPT Category III temporary codes that it may use for tracking emerging technologies, services, and procedures, such codes are intended to facilitate data collection on, and assessment of, these new technologies, services, and procedures and are not reviewed by the Relative Value Update Committee ("RUC") of CMS and therefore do not have payment values associated with them although private insurers may provide payment for such codes. Therefore, to receive widespread payment coverage, companies must collect data via Category III codes and request conversion to Category I status. The conversion process is time consuming, inconvenient, and it is not clear that conversion to Category I status will ultimately be accepted. It is also not clear whether payers may restrict access to the Company's products to certain segments of patient populations or how much or what types of real world evidence will be required to obtain payment coverage. The Company may face substantial evidence hurdles to demonstrate improvements in net health outcomes.

Regulatory Uncertainty: The Company must comply with research and regulatory guidelines provided by the Food and Drug Administration (FDA) and other international regulatory bodies and is subject to a certain degree of uncertainty pertaining to the clearance process and research findings required to advance to the next stage of the clearance process. While the Company received FDA clearance for its combined breast and thyroid product, Koios DS, on December 16, 2021, the Company will require additional regulatory clearances or approvals to become ultimately profitable both in the United States and internationally. The Company received its EC Certification for Koios DS on November 30, 2022 providing for CE Marking for its combined breast and thyroid product in Europe. The Company has not yet received clearance for any product in many other international markets, however, and there is no guaranty that the Company will receive such clearances thereby potentially limiting its opportunities to generate revenue.

Physician and Healthcare Provider IT Department Adoption: Although the Company has had initial success with customers, the degree to which physicians and healthcare provider IT departments are willing to adopt the Company's software, trust the system's findings, modify behavior, and be willing to compensate the Company for the software platform are at present still unknown, thereby potentially limiting its opportunities to generate revenue.

Current Financing Needs: The Company has so far produced relatively limited revenues and anticipates that it will not have sufficient funds to continue operations in the short run if it does not receive funds from the Offering. The Company has also suffered operating losses for tax and financial statement purposes. Investors should evaluate the Company's current financial condition in deciding whether to acquire the offered Securities.

Potential Litigation or Arbitration: While the Company is not currently a party to any legal proceedings, it may become a party to certain legal proceedings in the future arising in the ordinary course of their business. Any resulting liability, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Although the Company does not believe it has any material outstanding obligation, the Company has not executed a final, non-exclusive, limited licensing agreement with the American College of Radiology for incorporating BI-RADS® ATLAS and TI-RADS™ ATLAS into the Company's software. The Company may have to alter its current products in the future if it does not execute a limited licensing agreement.

Additional Financing Needs: The Company has so far produced relatively limited revenues and therefore, despite FDA clearance and the clearance to operate in other countries and regions such as Europe, Saudi Arabia, the United Arab Emirates, Latin America, Singapore, Turkey and other

country prospects, the Company expects to need additional funds in the future to help it reach both its short-term and long-term goals, as well as to remain a going concern. There can be no assurance that the Company will be able to obtain such funding at the time that is needed or that such funds will not be on terms that are better than those the Investor is receiving.

Impact of COVID-19: The COVID-19 pandemic had a major impact on the economy and the world as a whole and on the healthcare technology market in particular, especially in the diagnostic imaging space and particularly in breast imaging. According to industry estimates, imaging procedural volumes dropped between 40% and 80% as patients stayed away from attending more routine imaging exams for breast (and other) cancer screening. The impact on the Company was most acutely felt during 2020 and 2021, but Covid-19 continues to exert an impact on the Company today. Volumes have continued, and may continue in the future to remain well below historical averages. The decrease in patient volumes has had a significant, negative impact on customer budgets. Customers may remain reluctant to spend on new technology solutions until imaging procedural volumes become normalized. Customer workplace operations have been disrupted and third party vendors have not had the opportunity to interact effectively with users of technology solutions within their work environments. This lack of interaction has interrupted traditional customer feedback loops and slowed down product development. Moreover, the recent US government shutdown has delayed regulatory clearances and approvals. In sum, the extent to which these external forces will continue to affect the Company's business will depend on future developments that are highly uncertain and cannot be predicted.

AI Talent is in Short Supply: Demand for artificial intelligence (AI) skills – especially developers, engineers and data scientists -- has continued to expand. There is the risk that the Company will not be able to continue to attract and retain seasoned AI talent. Indeed, the Company has lost R&D human resources over the past year that it has not yet replaced. The Company relies on its AI engineering talent to continue to improve its existing products and to build new products for future growth. The impact on future growth may be significant if the Company cannot continue to attract and retain its AI talent.

Restrictions on Transferability -- Lack of Liquidity: Any shares of Preferred Stock offered hereby represent highly illiquid investments and should only be acquired by investors able to commit their funds for an indefinite period of time. There is no trading market for shares of Preferred Stock (or for the shares of Common Stock into which the Preferred Stock is convertible) and there is no expectation that such market will develop in the future. The shares of Preferred Stock are not registered under federal or state securities laws and may not be resold unless they are subsequently registered or an exemption from such registration is available. Transfers of shares of Preferred Stock are subject to a right of first refusal under the Governing Documents and the satisfaction of certain other conditions. Consequently, the purchase of shares of Preferred Stock should be considered only as a long-term and illiquid investment.

NIH Grant Obligation: Prior development efforts under the NIH grant included irrevocable non-transferrable rights to license the Company's software. Correspondence from the grant award recipient has indicated that the software is no longer required to fulfill the obligations of the grant, but no additional funding is expected.

Competition: The markets for Company products are subject to increasing competition. Competitors may have advantages over the Company in areas such as research and development, financial strength and human resources. Companies such as DeepHealth, Inc. may have access to greater resources as that company scales its offerings in the future. The Company is an early mover in AI in ultrasound but there is no guaranty that the Company can sustain its early lead.

Academic medical institutions may license high quality AI algorithms to more well-funded competitors. New market entrants such as Exo Imaging have solutions that may gain market acceptance over time. And ultrasound hardware companies such as Samsung or others may adopt a strategy of vertical integration without the Company's involvement.

No Right to Manage: The Investor will have no right to manage or control the activities of the Company, except to the limited extent provided in the Governing Documents. Therefore, the shareholders will be totally reliant on Management and the Board to manage the business of the Company.

Indemnification: Certain exculpation and indemnification provisions contained in the Company's Governing documents and other agreements may limit the right of action otherwise available to the Investors and other shareholders and other parties against the management, the Board and other employees, agents, officers or affiliates of any of them.

Conflict of Interests: The Company is subject to actual and potential conflicts of interest arising out of the activities of the management and their affiliates, the structure and terms of the Offering and the operation and management of the Company. Two of the members of the Board of Directors of the Company are appointed by each of the two largest investors in the Company, and these investors also have certain consent rights regarding the Company's activities. The CEO of the Company has the right to appoint three members to the board of directors.

Securities Related Issues: Subscriptions for shares of Preferred Stock are being offered to subscribers pursuant to an exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended, the regulations promulgated thereunder, and applicable state securities law. If the Offering were deemed not to have complied with the requirements of this exemption, investors might have the right to rescind their purchase and the Company may be subject to civil penalties. In the event of rescission, the Company might face severe financial demands which could adversely affect the Company, its financial condition, and our ability to continue as a going concern.

Cybersecurity: The Company and its customers and business partners maintain significant amounts of personal data electronically. The Company does not store personally identifiable health information but once deployed Company software has access to this data behind customer firewalls. The Company maintains procedures to protect this data when it has remote access to it (e.g. upon installation and upgrading), but ultimately must rely for day to day security upon the cybersecurity practices and procedures of its customers and partners to protect this data. Any compromise of data of our customers, their patients, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers and other business partners, damage our reputation, possibly violate applicable laws and regulations (e.g. HIPAA, GDPR), subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Dependence on Management: The Company is strongly dependent on the business and technical expertise of its management team. There is little possibility that this dependence will decrease in the near term. The contributions of the existing management team to the Company's immediate and near-term business are likely to be of central importance. If the Company were to lose the support of any member of its management team, or certain key employees, it could negatively affect the Company and its operations.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend non large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's- length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology. The Company sells breast and thyroid ultrasound image analysis and decision support software that is a registered device with the FDA, with CE marking, and is protected by US and international patents and several pending patents related to image processing and machine learning for radiology.

Co-Issuer

Legal Name: Koios III, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2025-12-16

Address: 1887 Whitney Mesa Dr

Optional Address:

Country: DE

City: Henderson

State: NV

Zipcode: 89014

Phone Number: 619-629-5017

Contact: Justin Renfro

Website: wefunder.com

Business Plan

For a description of our business and our business plan, please refer to the attached Appendix. A, Business Description & Plan to the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

R. Chad McClennan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President & CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President & CEO, 2017-Present

Education

Name

John Walker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, 2025-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Consultant, 2025-Present, KMed Investments LC Chairman, Propella Therapeutics Inc. Interim CEO, Vizuri Consumer Healthcare Inc.

Education

Name

Christine Li Shuling

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member 2023-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

VP, Investor (Mitsui & Co., LTD) 2023-present MBK Healthcare Management

Education

Name

Gregory Moran

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CTO , Pyx Health 2025 - Present Board Member, Investor, Consultant, Advisor, Z2A, LLC 2023- Present

Education

Name

Mark Glasgold

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Chair, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Physician, Glasgold Group

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

R. Chad McClennan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President & CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical, Inc., President & CEO, 2017-Present

Education

Name

William Hulbert

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, 2012-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical. Inc., Vice President, 2012-Present

Education

Name

Ajit Jairaj

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, 2012-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical. Inc., Vice President, 2012-Present

Education

Name

J. Omar Partida

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Development Officer and Vice President, 2023-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical. Inc., Chief Development Officer and Vice President, 2023-Present

Education

Name

Graham Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO/CFO/Secretary/Treasurer, 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical. Inc, COO/CFO/Secretary/Treasurer, 2017-Present

Education

Name

Jonathan Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President, 2024-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Koios Medical. Inc, Vice President, 2024-Present, Intellimed Medical Systems, Director, 2023-2024

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,465,024
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Series A Participating Preferred Stock
Amount outstanding	6,333,209
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1X Participation Preference junior to the Preferred B shares and senior to Preferred CF shares.

Type of security	Series B2 Participating Preferred Stock
Amount outstanding	1,175,018
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1X Participation Preference senior to Preferred A shares and Preferred CF shares, and Pari Passu with other Preferred B Shares.

Type of security	Series B1 Participating Preferred Stock
Amount outstanding	1,169,233
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1X Participation Preference senior to Preferred A shares and Preferred CF shares, and Pari Passu with other Preferred B Shares.

Type of security	Series B3 Participating Preferred Stock
Amount outstanding	2,410,942
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1X Participation Preference senior to Preferred A shares and Preferred CF shares, and Pari Passu with other Preferred B Shares.

Type of security	Series CF-1 Non-Participating Preferred Stock
Amount outstanding	526,120
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Senior to Common shares and junior to all other classes of Preferred shares. Pari Passu with other Preferred CF shares.

Type of security	Series CF-2 Non-Participating Preferred Stock
Amount outstanding	117,647
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Senior to Common shares and junior to all other classes of Preferred shares. Pari Passu with other Preferred CF shares.

Type of security	Series CF-3 Non-Participating Preferred Stock
Amount outstanding	113,581
Voting Rights	There are voting rights
Anti-Dilution Rights	Weighted average anti-dilution.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Senior to Common shares and junior to all other classes of Preferred shares. Pari Passu with other Preferred CF shares.

Type of security	Options
Amount outstanding	2,970,226
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	1,741,630 are issued

Type of security	Unit of Common Stock and Warrant
Amount outstanding	100,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$127,222
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	4,500 common stock options were granted to both principals of the lender for the extension of the notes.

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$126,581
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$61,910
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$56,386
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$107,348
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	3,000 common stock options were granted to both principals of the lender along with 2,900 common stock options for every $100,000 drawn by the borrower.

Type of debt	Notes
Name of creditor	Mark Glasgold
Amount outstanding	$53,674
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	2,000 common stock options were granted to the lender along with 5,800 common stock options for every $100,000 drawn by the borrower.

Type of debt	Notes
Name of creditor	Bespoke Limited Ventures LLC
Amount outstanding	$26,492
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Notes
Name of creditor	Mark Glasgold
Amount outstanding	$26,479
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Notes
Name of creditor	Stephen D Seymour Insurance Trust
Amount outstanding	$105,573
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	667 common stock options were granted to every one of three principals of the lender along with 1,933 common stock options for every $100,000 drawn by the borrower.

The total amount of outstanding debt of the company is $691,665.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,994,626	$8,000,000.00	General Operations	February 3, 2023	Rule 506(b)
Preferred Stock	287,903	$1,235,000.00	General operations	November 15, 2024	Regulation CF
Preferred Stock	118,427	$475,000.00	General operations	December 1, 2024	Section 4(a)(2)
Convertible Notes		$175,000.00	General operations	August 1, 2025	Section 4(a)(2)
Convertible Notes		$150,000.00	General operations	August 1, 2025	Section 4(a)(2)
Convertible Notes		$100,000.00	General operations	August 1, 2025	Section 4(a)(2)
Preferred Stock	12,466	$50,000.00	General operations	December 1, 2025	Section 4(a)(2)
Preferred Stock	315,400	$1,265,000.00	General operations	December 3, 2025	Section 4(a)(2)
Preferred Stock	10,588	$44,999.00	General operations	December 26, 2025	Rule 506(c)
Preferred Stock	1,177	$5,002.00	General Operations	January 12, 2026	Rule 506(c)
Preferred Stock	46,219	$196,431.00	General Operations	January 23, 2026	Regulation CF
Preferred Stock	59,663	$253,568.00	General Operations	February 9, 2026	Regulation CF
Preferred Stock	10,562	$49,640.00	General Operations	February 9, 2026	Regulation CF
Preferred Stock	27,070	$127,224.00	General Operations	March 9, 2026	Regulation CF
Preferred Stock	54,672	$256,950.00	General Operations	March 30, 2026	Regulation CF

Preferred Stock	21,277	$100,000.00	General Operations	April 14, 2026	Rule 506(c)
Preferred Stock	TBD	$TBD	Working capital, automating, contingency, and WeFunder fee	December 17, 2025 - present	Regulation CF

Ownership

The Company is broadly held amongst over 150 shareholders with two larger institutional shareholders, KMed Investments LC and Mitsui and Co., Ltd. that led the Series A and Series B Preferred rounds respectively.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
KMed Investments LC	24.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Koios Medical, Inc. was incorporated in the State of Delaware in April 2011. Since then, we have: Global Traction Accelerating. Triple Digit Adoption Trajectory. FDA-Cleared, Reimbursement Eligible, Multi-indication for Ultrasound + AI; One-of-A-Kind Solution. Named A "World's Best Digital Health Company" by Newsweek in 2024. Led by Team of Pioneers in Radiology + AI from Yale, UPenn, RadNet, iCAD, Intelerad, GE & Siemens. 1,000+ Hospitals Across 30+ Countries Use Koios Software. Achieve Superhuman Accuracy, Often 98%+. Trusted by Mass General, Mayo, Yale, Cleveland Clinic, Mt. Sinai, Sloan Kettering, SimonMed & more. $2B+ Global Market Opportunity in Cancer Diagnostics. Poised to Become Ultrasound Standard of Care. Our most recent financing via crowdfunding with WeFunder is currently underway and may be extended. Assuming that the target goals of the Offering are achieved, we do not intend to raise capital again until the Company finds opportunities for strategic investment that may include an acquisition or developments of new product lines. We are currently focusing on selling our breast and thyroid solutions to continue to grow revenues to become cash flow positive. We are not certain exactly when we will generate profits in the future, and intend to devote our resources toward reaching that goal in the not-too-distant future.

The Company intends to achieve cash flow positive status on an operating basis in the next 12 months by keeping customer satisfaction high and continuing to grow sales through our direct sales force and channel partners. It is the Company's goal to achieve profitability in the year following achieving cash flow positive status.

Liquidity and Capital Resources

On February 3, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $8,000,000.00.

On November 15, 2024 the Company conducted an offering pursuant to Regulation CF and raised $1,235,000.00.

On December 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $475,000.00.

On August 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $175,000.00.

On August 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $150,000.00.

On August 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On December 1, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On December 3, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,265,000.00.

On December 26, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $44,999.00.

On January 12, 2026 the Company conducted an offering pursuant to Rule 506(c) and raised $5,002.00.

On January 23, 2026 the Company conducted an offering pursuant to Regulation CF and raised $196,431.00.

On February 9, 2026 the Company conducted an offering pursuant to Regulation CF and raised $253,568.00.

On February 9, 2026 the Company conducted an offering pursuant to Regulation CF and raised $49,640.00.

On March 9, 2026 the Company conducted an offering pursuant to Regulation CF and raised $127,224.00.

On March 30, 2026 the Company conducted an offering pursuant to Regulation CF and raised $256,950.00.

On April 14, 2026 the Company conducted an offering pursuant to Rule 506(c) and raised $100,000.00.

On December 17, 2025 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company can draw from investors up to $200,000 in additional revolving promissory notes until 12/31/27.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Kara Glasgold
Relationship to the Company	Spouse of Chair, Mark Glasgold
Total amount of money involved	$150,000, $52,000, and $50,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	R. Chad McClennan
Relationship to the Company	President & CEO
Total amount of money involved	$100,000, and $30,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	Robert Glasgold
Relationship to the Company	Brother of Chair, Mark Glasgold
Total amount of money involved	$60,000, $40,000, and $100,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes

Related Person/Entity	Glasgold Risk Management
Relationship to the Company	Controlled by Chair, Mark Glasgold
Total amount of money involved	$100,000, $100,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	Millennium Trust FBO Mark Glasgold
Relationship to the Company	Account controlled by Chair, Mark Glasgold
Total amount of money involved	$50,000, $50,000, $100,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	Graham Anderson
Relationship to the Company	Officer
Total amount of money involved	$25,000, $25,000, and $25,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes

Related Person/Entity	Robert Glasgold and Jean Goh
Relationship to the Company	Brother and Sister-in-Law of Chair, Mark Glasgold
Total amount of money involved	$50,000, and $50,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	2000 Graham DS Anderson Children's Trust
Relationship to the Company	Trust for children of Officer, Graham Anderson
Total amount of money involved	$25,000, $25,000, $25,000, and $25,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes
Related Person/Entity	KMed Investments LC
Relationship to the Company	> 20% Shareholder
Total amount of money involved	$1,000,000, $500,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes

Related Person/Entity	Millennium trust FBO Kara Glasgold
Relationship to the Company	Trust for spouse of Chair, Mark Glasgold
Total amount of money involved	$48,000
Benefits or compensation received by related person	Convertible Note
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible note
Related Person/Entity	William Hulbert
Relationship to the Company	Officer
Total amount of money involved	$75,000
Benefits or compensation received by related person	Convertible Note
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible note
Related Person/Entity	Amy Fowler
Relationship to the Company	Officer
Total amount of money involved	$43,595
Benefits or compensation received by related person	Convertible Note
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible note
Related Person/Entity	Kingdom Trust FBO R. Chad McClennan
Relationship to the Company	Trust for CEO, R. Chad McClennan
Total amount of money involved	$150,000, $350,000
Benefits or compensation received by related person	Convertible Notes
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible notes

Related Person/Entity	William E. Peterson Revocable Trust
Relationship to the Company	Trust for principal of > 20% shareholder KMed Investments LC
Total amount of money involved	$50,000
Benefits or compensation received by related person	Convertible Note
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible note
Related Person/Entity	Mark Glasgold
Relationship to the Company	Board of Directors
Total amount of money involved	$30,000 and $50,000
Benefits or compensation received by related person	Repayment of Loan
Benefits or compensation received by Company	Cash
Description of the transaction	Loans
Related Person/Entity	Mark Glasgold
Relationship to the Company	Chair
Total amount of money involved	$175,000
Benefits or compensation received by related person	Convertible Note
Benefits or compensation received by Company	Cash
Description of the transaction	Convertible note
Description of the transaction	Loans
Related Person/Entity	Mark Glasgold
Relationship to the Company	Chair
Total amount of money involved	$75,000
Benefits or compensation received by related person	Promissory Note
Benefits or compensation received by	Cash

Company	
Description of the transaction	Promissory Note

Company Other Transactions

Related Person/EntityWilliam HulbertRelationship to the CompanyOfficerTotal amount of money involved50,000Benefits or compensation received by related personPreferred SharesBenefits or compensation received by CompanyCashDescription of the transactionPurchase of Preferred Shares 12/03/2025Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/R. Chad McClennan (Signature)R. Chad McClennan (Name)President & CEO (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Koios Medical, Inc.

Financial Statements and Report

December 31, 2024

Table of Contents



Independent Auditor's Report

To Management of:
Koios Medical, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Koios Medical, Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of income, statement of changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Koios Medical, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Koios Medical, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Koios Medical, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Koios Medical, Inc., Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Koios Medical, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters

that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has had recurring losses from operations and net cash outflows and has stated that substantial doubt exists about the Company's ability to continue as a going concern. These conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
July 7, 2025

Koios Medical, Inc.
Balance Sheet
As of December 31, 2024

Assets

Current Assets

Cash and cash equivalents	$	46,425
Accounts receivable, net of allowance for doubtful accounts		103,563
Related party receivables		29,489
Prepaid expenses		90,439
Total Current Assets		269,916

Noncurrent Assets

Property, plant, and equipment	14,770
Right-of-use assets, operating leases	29,316
Security deposits	55,717
Total Noncurrent Assets	99,803
Total Assets	369,719

Liabilities & Stockholders' Equity

Liabilities

Current Liabilities

Accounts payable and accrued expenses	874,195
Promissory notes, current	570,000
Operating lease liabilities, current	29,316
Deferred revenue	494,851
Total Current Liabilities	1,968,362
Total Liabilities	1,968,362

Stockholders' Equity

Series A voting preferred stock $0.00001 par value, 6,333,209 shares authorized; 6,333,209 shares issued and outstanding, (liquidation preference of $18,861,737)	63
Series B voting preferred stock $0.00001 par value, 5,400,000 shares authorized; 4,736,494 shares issued and outstanding, (liquidation preference of $16,880,923)	47
Common stock, $0.00001 par value, 20,000,000 shares authorized; 6,673,512 shares issued and 4,401,963 outstanding	67
Treasury stock at cost (2,271,550 shares of common stock)	(2,271,550)
Additional paid-in capital	39,580,718
Accumulated Deficit	(38,907,988)
Total Stockholders' Equity	(1,598,643)
Total Liabilities & Stockholders' Equity	$ 369,719

Koios Medical, Inc.
Statement of Income
For the year ended December 31, 2024

Revenues	$	637,331
Cost of sales		267,049
Gross Profit		370,282
Operating Expenses		
Selling expenses		1,141,444
General and administrative expenses (includes noncash compensation of $39,045)		2,075,889
Research and development		1,901,390
Bad debt expense		2,994
Total Operating Expenses		5,121,717
Operating Income (Loss)		(4,751,435)
Other Income (Expense)		
Interest expense		(29,973)
Other income		19,756
Total Other Income (Expense)		(10,217)
Net Income (Loss)	$	(4,761,652)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2024

	Series A Preferred Shares	Series A Preferred Amount	Series B Preferred Shares	Series B Preferred Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2024	6,333,209	$ 63	4,338,877	$ 43	6,616,924	$ 66	$37,956,448	$(2,271,550)	$(34,146,336)	$1,538,734
Net income (loss)	-	-	-		-	-	-	-	(4,761,652)	(4,761,652)
Issuance of Preferred B-3 Shares, net of $93,163,977 in issuance costs	-	-	397,617	4	-	-	1,574,365	-	-	1,574,369
Conversion of notes to Preferred B-1 and B-2 shares, net of conversion fees	-	-	-		-	-	-	-	-	-
Issuance of common stock	-	-	-		56,588	1	10,860	-	-	10,861
Stock-based compensation	-	-	-		-	-	39,045	-	-	39,045
Balance at December 31, 2024	6,333,209	$ 63	4,736,494	$ 47	6,673,512	$ 67	$39,580,718	$(2,271,550)	$(38,907,988)	$(1,598,643)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Statement of Cash Flows

For the year ended December 31, 2024

Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	$ (4,761,652)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation and amortization	5,984
Bad debt expense	2,994
Amortization of right-of-use assets	76,599
Share based compensation	39,045
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	124,622
(Increase) decrease in operating assets, net of effects of businesses acquired	
Accounts receivable	(74,807)
Related party receivables	(4,100)
Prepaid expenses	18,722
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	584,670
Operating lease obligations	(76,598)
Deferred revenue	(77,675)
Net Cash Provided by (Used in) Operating Activities	(4,266,818)
Cash Flows from Investing Activities	
Purchase of property, plant, and equipment	(6,779)
Cash Flows from Financing Activities	
Proceeds from issuance of debt	590,592
Proceeds from issuance of Preferred B-3 stock, net of issuance costs	1,594,747
Proceeds from issuance of common stock	10,861
Net Cash Provided by (Used in) Financing Activities	2,196,200
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(2,077,397)
Cash, cash equivalents, and restricted cash at beginning of year	2,123,822
Cash, Cash Equivalents, and Restricted Cash at End of Year	$ 46,425

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

1. **Summary of significant accounting policies**

   a. **Nature of operations**

   Koios Medical, Inc. (the Company) was incorporated in the state of Delaware on April 6, 2011 as "Clearview Diagnostics, Inc." and amended and restated the Certificate of Incorporation on April 26, 2018 to change the name to Koios Medical, Inc. The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology.

   The Company's breast and thyroid ultrasound image analysis and decision software is a registered device with the FDA and is protected by fifteen US and international patents and several pending patents related to image processing and machine learning for radiology.

   b. **Basis of accounting**

   The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

   c. **Use of estimates**

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

   d. **Fair value measurements**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

e. **Income taxes**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes.* Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes.* This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2024, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2024. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

f.   **Cash and cash equivalents**

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g.   **Accounts receivable**

Accounts receivable are reported at their outstanding unpaid balance reduced by an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on historical experience and management's evaluation of outstanding receivables. Accounts are written off when they are deemed uncollectible. As of December 31, 2024, the Company has an allowance for doubtful accounts of $2,994.

h.   **Property, plant and equipment**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Property recorded as furniture is depreciated over 5 years. Expenditures for repairs and maintenance are expensed as incurred.

i. **Leases**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company also elected a practical expedient to account for lease and non-lease components as a single lease component for all classes of underlying assets.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

The Company leases its building facility and records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying consolidated balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

j.   Revenue recognition

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Software access and support revenue is recognized over the term of the contract. Installation revenue is recognized when the service is performed.

k.   Cost of sales

Costs of sales includes expenses directly related to the deployment of Koios DS software. These expenses include salaries, related payroll expenses, and travel and meals for employees associated with software deployment and enablement and engagement related to the training of end users of Koios DS software.

l.   Deferred revenue

Deferred revenue is a liability primarily related to billings in advance of revenue recognition from the Company's software access and support revenue described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in annual installments. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue. Deferred revenue that will be recognized in the succeeding 12-month period is recorded in other current liabilities on the balance sheet.

m. Research and development expenses

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct software image analysis testing and manufacture diagnostic supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

n. Stock-based compensation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock- Based Compensation.* ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

o. **Comprehensive income**

The Company does not have any comprehensive income items other than net income.

2. **Related party transactions**

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

The Customer Group is an entity managed and controlled by Koios Medical CEO, Chad McClennan. The Customer Group is not currently an active consulting operation. The Customer Group continues to use an American Express account. For convenience, Koios Medical has agreed to pay The Customer Group American Express account used by Koios Medical CEO Chad McClennan. The vast majority of any amounts charged to this American Express card are for expenses that are for Koios Medical. A few expenses on this American Express card are the responsibility respectively of The Customer Group or Chad McClennan personally. Koios Medical finance personnel review all expenses on this American Expense card monthly and allocate the expenses to the appropriate party. Both The Customer Group and Chad McClennan have agreed to repay amounts advanced by Koios Medical and paid to America Express on their behalf. Koios Medical does not charge interest on outstanding amounts owed and there is at present no definitive date set for repayment.

For the year ended December 31, 2024, the total amount of general and administrative expenses recognized under these arrangements was $4,100. The cumulative balance owed to the Company under these arrangements was $29,489 as of December 31, 2024.

3. **Prepaid expenses**

Prepaid expenses consist of the following:

Prepaid insurance	$	31,037
Other prepaid expenses		59,402
Total	$	90,439

4. **Property, plant, and equipment**

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

Furniture and equipment	$	202,897
Total Accumulated Depreciation		(188,127)
Property, plant, and equipment, net	$	14,770

Depreciation expense during the year ended December 31, 2024 was $5,984, which is included in general and administrative expenses.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

5. Operating leases

The Company leases office space in 242 West 38th Street, New York, NY United States under operating lease agreements. The Company extended its lease until September 30, 2025 to reduce the monthly lease payments. As this modification does not result in recognition of separate contract, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using a discount rate for the lease determined at the effective date of the extension. The Company also reassessed the lease classification and concluded it to be an operating lease. As a result of the lease extension, the Company remeasured its lease liability and recognized the amount resulting from the re-measurement of the lease liability as an adjustment to the corresponding ROU Asset.

The monthly rent is $9,144 effective January 2024. The Company is also required to pay utilities, insurance and other costs relating to the leased facilities which are variable. The lease was granted for fixed rental payments with no rent holidays or any lease incentives during the lease renewal term and also does not contain any bargain purchase options or any extended renewal options.

Rent expense for the year ended December 31, 2024 was approximately $109,722 which included operating lease expenses associated with the lease. The Company's lease liabilities all mature in 2025.

The following inputs are included in the measurement of operating lease liabilities:

Weighted-average remaining lease term	9 months
Weighted-average discount rate	5%

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

Trade accounts payable	$	385,179
Accrued expenses		136,454
Accrued payroll and related benefits		324,705
Interest payable		27,613
Sales and excise tax payable		244
Total	$	874,195

7.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

Income taxes

At December 31, 2024, deferred taxes are as follows:

Net operating loss carryforwards	$ 7,443,728
Capitalized research and development costs	1,562,042
Stock based compensation	(1,822)
Research credit carryforward	835,899
Charitable contributions	7,024
Other deferred items	6,621
Total	9,853,492
Valuation Allowance	$ (9,853,492)
Net deferred tax assets	-

The Company does not have a current tax provision in 2024 due to net losses generated for income tax purposes. As the Company is unable to conclude, due to its pre-tax losses since inception, that it is more likely than not that the benefits will be realized, it has provided a valuation allowance to offset the related deferred tax assets. The valuation allowance increased by $1,968,864 during the year ended December 31, 2024.

As of December 31, 2024, the Company had federal net operating loss carryforwards of $19,756,412 of which $1,022,488 which will begin to expire in 2032. The Federal Net Operating losses incurred after December 31, 2017 of $18,733,924, will carry forward indefinitely. The Company has state net operating lossses of $15,574,203 as of December 31, 2024, which will begin to expire in 2032.

The Company has available, for Federal income tax purposes, a research credit carryforward of $835,899 as of December 31, 2024 which will begin to expire in 2032.

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the evenutal utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership and therefore no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

8. **Stockholders' equity**

   a. **Overview**

   The Company's certificate of incorporation, as amended by the Third Amended and Restated Certificate of Incorporation on February 3, 2023, authorized the issuance of two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The Company's capital structure consists of Common Stock and Preferred Stock with certain rights and privileges summarized below. Preferred Stock is further subdivided into classes as indicated below. The total number of shares of capital stock that the Company has available to issue is 31,773,209 consisting of 20,000,000 shares of Common Stock, par value $0.00001 per share and 11,773,209 shares of Preferred Stock, par value $0.00001 per share with Preferred Stock designated as follows: 6,333,209 shares of Series A Preferred Stock, 1,200,000 shares of Series B-1 Preferred Stock, 1,200,000 shares of Series B-2 Preferred Stock, and 3,000,000 shares of Series B-3 Preferred Stock.

   b. **Series A & B Preferred Stock:**

   The Series A & B Preferred Stock has the following summarized terms:

   i. **Dividends**

   Neither the Series A nor Series B Preferred Stock have a stated dividend rate. The Company cannot declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Preferred A and the Preferred B then outstanding shall first receive a dividend on each outstanding share of Preferred A and Preferred B Stock in accordance with the Certificate of Incorporation.

   ii. **Liquidation**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock or Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the applicable Series B Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Preference Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after payment to the holders of the Series B Preferred Stock pursuant to the Section above, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the Series A Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A Liquidation Preference Amount'). The "applicable Liquidation Preference Amount" shall refer to the Series B Liquidation Preference Amount with respect to the Series B Preferred Stock, and the Series A Liquidation Preference Amount with respect to the Series A Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section, and after payment to the holders of Series B Preferred Stock pursuant to the Section

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

above, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to the Sections above, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to the Sections above or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all outstanding shares of Preferred Stock as if they had been converted to Common Stock pursuant to the terms of this Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation, without any requirement that any such conversion shall have actually occurred.

iii. Voting

On any matter presented to the stockholders of the Company for their action or consideration of any meeting of stockholders of the Company, each holder of outstanding shares of Series A and Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A and Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of the Series A and Series B Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock bases. The parties' shareholder agreement, voting agreement or other agreement governing the voting of shares by shareholders, shall govern the voting by a shareholder. In addition, the Company is required to obtain the written consent or the affirmative voice of the Series A and Series B Preferred Stockholders for specific corporate activities as defined in the protective provisions of the Certificate of Incorporation for the Series A and Series B Preferred Stockholders respectively.

iv. Conversion

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion. The Series A Conversion Price shall initially be equal to $2.97822754. The initial Series A Conversion Price, and the rate at which stars of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-1 Original Issue Price by the Series B-1 Conversion Price in effect at the time of conversion. The Series B-1 Conversion Price shall initially be equal to $3.20862013.   The initial Series B-1 Conversion Price, and the rate at which stars of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-2 Original Issue Price by the Series B-2 Conversion Price in effect at the time of conversion. The Series B-2 Conversion Price shall initially be equal to $3.00808137.   The initial Series B-2 Conversion Price, and the rate at which stars of Series B-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-3 Original Issue Price by the Series B-3 Conversion Price in effect at the time of conversion. The Series B-3 Conversion Price shall initially be equal to $4.01077517.   The initial Series B-3 Conversion Price, and the rate at which stars of Series B-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

v.   **Redemption**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

If requested by the Requisite Holders (as defined in the Certificate of Incorporation) at any time after the seventh anniversary of the Series B Original Issue Date, February 3, 2023, (the "Redemption Request"), and unless prohibited by Delaware law governing distributions to a stockholder, all issues and outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared by unpaid dividends thereon and (B) the fair market value of a single share of Preferred Stock as of the date of the Company's reception of the Redemption Request paid in three annual installments commencing not more than sixty days after receipt by the Company from the Requisite Holders of a Redemption Request.

9. Revenue

Revenues consist of the following:

Subscription fees	$	530,231
Implementation fees		107,100
Total Revenues	$	637,331

10. Stock-based compensation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

On March 20, 2018, the Company established the 2018 Equity Incentive Plan, which was later amended on December 28, 2019, and again on July 22, 2021. The number of shares available for grant or option under the plan shall not exceed 2,088,000 shares. The shares granted or optioned under this plan may be either authorized but unissued or reacquired shares. Awards under the plan may consist of (i) options, (ii) stock awards, and (iii) restricted stock.

The 2018 Stock Incentive Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the plan administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The plan administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

A summary of the activity under the Company's Stock Option Plan for the year ended December 31, 2024 is as follows:

	Options	Weighted Average Exercise Price $	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2023	1,578,306	0.25	6.91
Granted	137,000	0.45	9.18
Exercised	(56,588)	-	-
Forfeited	(82,000)	-	-
Outstanding as of December 31, 2024	1,650,518	0.27	6.23
Options exercisable at December 31, 2024	1,155,981	0.23	5.19

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted during the years ended December 31, 2024 are as follows:

Risk-free interest rate		4.7%
Expected life		6 years
Expected volatility		65%
Expected dividend yield		0%

For the year ended December 31, 2023, the Company recognized share-based compensation expense of $39,045.

11. Promissory notes

During 2024, the Company has issued the following Revolving Promissory Notes:

Note to private company: $100,000 principal; 18% interest, due May 1, 2025	$	100,000
Note to private company: $100,000 principal; 18% interest, due May 1, 2025		100,000
Note to private company: $50,000 principal; 18% interest, due May 1, 2025		50,000
Note to shareholder: $150,000 principal; 12% interest, due May 1, 2025		150,000
Note to shareholder: $50,000 principal; 12% interest, due May 1, 2025		50,000
Note to shareholder: $20,000 principal; 12% interest, due May 1, 2025		20,000
Note to shareholder: $30,000 principal; 12% interest, due May 1, 2025		30,000
Note to shareholder: $30,000 principal; 12% interest, due May 1, 2025		30,000
Note to shareholder: $25,000 principal; 12% interest, due May 1, 2025		25,000
Note to shareholder: $15,000 principal; 12% interest, due May 1, 2025		15,000
Total Promissory Note Principal	$	570,000

12. Going concern

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception but does expect to increase revenues substantially in the foreseeable future. For the year ended December 31, 2024, the Company incurred a net loss in the amount of $4,761,652 and has an accumulated deficit of $38,907,988 at December 31, 2024. The Company has financed its working capital requirements to date through the sale of common stock, preferred stock, and convertible promissory notes. The Company plans to raise additional funds through the sale of common stock and preferred stock and through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. The proceeds from the offering are critical to bridge the Company to its anticipated breakeven point in 2026. Without this capital injection (or an equivalent alternative), the Company may face significant challenges in maintaining operations or achieving its growth targets.

These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

13. Subsequent events

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2024

During 2025, the Company issued a $150,000 promissory note at 14% interest with principal and interest due on December 31, 2025.

The Company did not make payments on the promissory notes by the May 1, 2025 due date. Note holders have been contacted by the Company and have agreed to extend the terms of their Notes or to convert them into Preferred B-3 shares. Some of the proceeds of the next financing will be used to pay off the Notes belonging to note holders that have not agreed to convert to Preferred B-3 shares.

The Company is seeking to raise between $2 million and $3 million via a Reg CF offering or other sources in Q3 2025. These funds are essential for the Company to:

Support ongoing operations and working capital needs
Invest further in R&D and commercialization of its AI-powered diagnostic technologies
Strengthen its sales and marketing efforts to continue scaling revenue

The Company has projected the use of funds as follows:
40% – Sales and marketing
25% – R&D/product development
20% – G&A and operational support
15% – Working capital and contingency and for the repayment of Notes that will not be converted into Preferred B-3 shares

During 2025, the Company has issued 245,571 shares of Preferred B-3 stock at approximately $4.01 per share raising $984,948. The Company has raised this capital through its initial Reg CF WeFunder campaign and from accredited investors.

Management evaluated all activity of the Company through July 7, 2025 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Financial Statements and Report

December 31, 2025

Table of Contents



Independent Auditor's Report

To Management of:
Koios Medical, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Koios Medical, Inc., which comprise the balance sheet as of December 31, 2025, and the related statement of income, statement of changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Koios Medical, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Koios Medical, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Koios Medical, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Koios Medical, Inc., Inc.'s internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Koios Medical, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters

that we identified during the audit.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has had recurring losses from operations and consistent net cash outflows from operations and management has stated that substantial doubt exists about the Company's ability to continue funding operations. These conditions raise an uncertainty about the Company's ability to continue as a going concern for the year following the issuance of these financial statements. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 12. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
April 9, 2026

Koios Medical, Inc.

Balance Sheet

As of December 31, 2025


Koios Medical, Inc.

Balance Sheet

As of December 31, 2025


Assets

Current Assets

Cash and cash equivalents	$	168,058
Accounts receivable, net of allowance for doubtful accounts		322,821
Related party receivables		33,004
Prepaid expenses		95,974
Total Current Assets		619,857

Noncurrent Assets

Property, plant, and equipment, net	12,956
Right-of-use assets, operating leases	114,692
Security deposits	5,908
Total Noncurrent Assets	133,556
Total Assets	753,413

Liabilities & Stockholders' Equity

Liabilities

Current Liabilities

Accounts payable and accrued expenses	943,577
Operating lease liabilities, current	114,692
Deferred revenue, current	708,149
Total Current Liabilities	1,766,418

Noncurrent Liabilities

Debt, noncurrent	600,000
Deferred revenue, noncurrent	388,702
Total Noncurrent Liabilities	988,702
Total Liabilities	2,755,120

Stockholders' Equity

Series A voting preferred stock $0.00001 par value, 6,333,209 shares authorized; 6,333,209 shares issued and outstanding	63
Series B voting preferred stock $0.00001 par value, 5,650,000 shares authorized; 4,755,193 shares issued and outstanding	48
Series C voting preferred stock $0.00001 par value, 6,333,209 shares authorized; 536,708 shares issued and outstanding	5
Common stock, $0.00001 par value, 22,000,000 shares authorized; 6,705,324 shares issued and 4,433,774 outstanding	67
Treasury stock at cost (2,271,550 shares of common stock)	(2,271,550)
Additional paid-in capital	41,864,876
Accumulated Deficit	(41,595,216)
Total Stockholders' Equity	(2,001,707)


See independent auditor's report. The accompanying notes are an integral part of these financial statements.


Total Liabilities & Stockholders' Equity	$	753,413


Koios Medical, Inc.

Statement of Income

For the year ended December 31, 2025


Revenues	$	1,620,593
Cost of sales		293,128
Gross Profit		1,327,465
Operating Expenses		
Selling expenses		866,026
General and administrative expenses (includes noncash compensation of $45,623)		1,775,075
Research and development		1,250,892
Total Operating Expenses		3,891,993
Operating Income (Loss)		(2,564,528)
Other Income (Expense)		
Interest expense		(122,700)
Net Income (Loss)	$	(2,687,228)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2025

	Series A Preferred Shares	Series A Preferred	Series B Preferred Shares	Series B Preferred	Series C Preferred Stock	Series C Preferred Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total Stockholders Equity
Balance at December 31, 2024	6,333,209	$ 63	4,736,494	$ 47	-	$ -	6,673,512	$ 67	39,580,718	(2,271,550)	(38,907,988)	(1,598,643)
Net income (loss)	-	-	-		-		-	-	-	-	(2,687,228)	(2,687,228)
Issuance of Preferred B Shares	-	-	18,699	1	-		-	-	74,999	-	-	75,000
Issuance of Preferred C Shares	-	-	-		536,708	5	-	-	2,155,191	-	-	2,155,196
Issuance of common stock	-	-	-		-		31,812	-	8,345	-	-	8,345
Stock-based compensation	-	-	-		-		-	-	45,623	-	-	45,623
Balance at December 31, 2025	6,333,209	$ 63	4,755,193	$ 48	536,708	$ 5	6,705,324	$ 67	41,864,876	(2,271,550)	(41,595,216)	(2,001,707)

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Statement of Cash Flows

For the year ended December 31, 2025

Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	$ (2,687,228)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	
Depreciation	10,482
Change in allowance for bad debts	13,256
Amortization of right-of-use assets	94,522
Share based compensation - options	45,623
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	163,883
(Increase) decrease in operating assets, net of effects of businesses acquired	
Accounts receivable	(224,514)
Related party receivables	(3,514)
Prepaid expenses	(5,536)
Security deposits	49,809
Increase (decrease) in operating liabilities, net of effects of businesses acquired	
Accounts payable and accrued liabilities	61,381
Operating lease obligations	(94,522)
Deferred revenue	602,000
Net Cash Provided by (Used in) Operating Activities	(2,138,241)
Cash Flows from Investing Activities	
Purchase of property, plant, and equipment	(8,668)
Cash Flows from Financing Activities	
Proceeds from issuance of debt	320,000
Repayment of debt	(290,000)
Proceeds from Issuance of Preferred B-3 stock, net of issuance costs	75,000
Proceeds from issuance of Preferred CF-1 and CF-2 stock, net of issuance costs	2,155,197
Proceeds from issuance of common stock	8,345
Net Cash Provided by (Used in) Financing Activities	2,268,542
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	121,633
Cash, cash equivalents, and restricted cash at beginning of year	46,425
Cash, Cash Equivalents, and Restricted Cash at End of Year	168,058

Supplemental Cash Flow Information

Cash Paid During the Year for

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.

Statement of Cash Flows

For the year ended December 31, 2025

Interest	$	90,682

Notes to the Financial Statements

Koios Medical, Inc.

Notes to the Financial Statements

For the year ended December 31, 2025

1. Summary of significant accounting policies

a. Nature of operations

Koios Medical, Inc. (the Company) was incorporated in the state of Delaware on April 6, 2011 as "Clearview Diagnostics, Inc." and amended and restated the Certificate of Incorporation on April 26, 2018 to change the name to Koios Medical, Inc. The Company is a privately held medical technology company specializing in the application of artificial intelligence learning to diagnostic radiology.

The Company's breast and thyroid ultrasound image analysis and decision software is a registered device with the FDA and is protected by fifteen US and international patents and several pending patents related to image processing and machine learning for radiology.

b. Basis of accounting

The Company's financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") of the Financial Accounting Standards Board ("FASB").

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company determines fair value measurements used in its financial statements based upon the exit price, that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive for any transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company's cash, current assets and liabilities are carried at cost, which approximates fair value due to the short-term nature of these instruments.

e. **Income taxes**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, *Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, *Income Taxes*. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2025, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2025. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Accounts receivable

Accounts receivable are reported at their outstanding unpaid balance reduced by an allowance for doubtful accounts. The Company estimates allowance for doubtful accounts based on historical experience and management's evaluation of outstanding receivables. Accounts are written off when they are deemed uncollectible. As of December 31, 2025, the Company has an allowance for doubtful accounts of $16,250.

h. Property, plant and equipment

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Property recorded as furniture is depreciated over 5 years. Expenditures for repairs and maintenance are expensed as incurred.

i. Leases

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company also elected a practical expedient to account for lease and non-lease components as a single lease component for all classes of underlying assets.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

The Company leases its building facility and records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying consolidated balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

j.   Revenue recognition

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Software access and support revenue is recognized over the term of the contract. Installation revenue is recognized when the service is performed.

k. Cost of sales

Costs of sales includes expenses directly related to the deployment of Koios DS software. These expenses include salaries, related payroll expenses, and travel and meals for employees associated with software deployment and enablement and engagement related to the training of end users of Koios DS software.

l. Deferred revenue

Deferred revenue is a liability primarily related to billings in advance of revenue recognition from the Company's software access and support revenue described above. Deferred revenue is recognized as the Company satisfies its performance obligations. The Company generally invoices its customers in annual installments. Amounts that have been invoiced are initially recorded in accounts receivable and deferred revenue. Deferred revenue that will be recognized in the succeeding 12-month period is recorded in other current liabilities on the balance sheet.

m. Research and development expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct software image analysis testing and manufacture diagnostic supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

n. Stock-based compensation

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock- Based Compensation*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The expected term of stock options granted to nonemployees is between 5 and 7 years. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

o. **Long-term debt**

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

p. **Comprehensive income**

Koios Medical, Inc.

Notes to the Financial Statements

For the year ended December 31, 2025

The Company does not have any comprehensive income items other than net income.

2. Related party transactions

The Customer Group is an entity managed and controlled by Koios Medical CEO, Chad McClennan. The Customer Group is not currently an active consulting operation. The Customer Group continues to use an American Express account. For convenience, Koios Medical has agreed to pay The Customer Group American Express account used by Koios Medical CEO Chad McClennan. The vast majority of any amounts charged to this American Express card are for expenses that are for Koios Medical. A few expenses on this American Express card are the responsibility respectively of The Customer Group or Chad McClennan personally. Koios Medical finance personnel review all expenses on this American Express card monthly and allocate the expenses to the appropriate party. Both The Customer Group and Chad McClennan have agreed to repay amounts advanced by Koios Medical and paid to America Express on their behalf. Koios Medical does not charge interest on outstanding amounts owed and there is at present no definitive date set for repayment.

For the year ended December 31, 2025, the total amount of general and administrative expenses recognized under these arrangements was $3,514. The cumulative balance owed to the Company under these arrangements was $33,004 as of December 31, 2025.

3. Prepaid expenses

Prepaid expenses consist of the following:

Prepaid insurance	$	20,059
Other prepaid expenses		75,915
Total	$	95,974

4. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Furniture and equipment	$	211,565
Total Accumulated Depreciation		(198,609)
Property, plant, and equipment, net	$	12,956

Depreciation expense during the year ended December 31, 2025 was $10,482, which is included in general and administrative expenses.

5. Operating leases

The Company leases office space in 242 West 38th Street, New York, NY United States under operating lease agreements. The Company extended its lease until March 2027 to reduce the monthly lease payments. As this modification does not result in recognition of separate contract, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using a discount rate for the lease determined at the effective date of the extension. The Company also reassessed the lease classification and concluded it to be an operating lease. As a result of the lease extension, the Company remeasured its lease liability and recognized the amount resulting from the re-measurement of the lease liability as an adjustment to the corresponding ROU Asset.

The monthly rent is $8,209 plus sprinkler, water and sewer fees of $170. The Company is also required to pay utilities, insurance and other costs relating to the leased facilities which are variable. The lease was granted for fixed rental payments with no rent holidays or any lease incentives during the lease renewal term and also does not contain any bargain purchase options or any extended renewal options.

Rent expense for the year ended December 31, 2025 was approximately $85,875 which included operating lease expenses associated with the lease. The Company's lease liabilities all mature as of March 31, 2027.

The following inputs are included in the measurement of operating lease liabilities:

Weighted-average remaining lease term	15 months
Weighted-average discount rate	14%

6. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of the following:

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Trade accounts payable	$	624,738
Accrued expenses		78,566
Accrued payroll and related benefits		187,174
Interest payable		52,611
Sales and excise tax payable		488
Total	$	943,577

7. Income taxes

At December 31, 2025, deferred taxes are as follows:

Net operating loss carryforwards	$ 10,853,309
Capitalized research and development costs	969,516
Stock based compensation	43,801
Research credit carryforward	835,899
Charitable contributions	7,024
Other deferred items	3,627
Total	12,713,176
Valuation Allowance	$ (12,713,176)
Net deferred tax assets	-

The Company does not have a current tax provision in 2025 due to net losses generated for income tax purposes. As the Company is unable to conclude, due to its pre-tax losses since inception, that it is more likely than not that the benefits will be realized, it has provided a valuation allowance to offset the related deferred tax assets. The valuation allowance increased by $2,859,684 during the year ended December 31, 2025.

Due to the change in ownership provisions of the Internal Revenue Code, the availability of the Company's net operating loss carryforwards may be subject to annual limitations against taxable income in future periods, which could substantially limit the eventual utilization of such carryforwards. The Company has not analyzed the historical or potential impact of its equity financings on beneficial ownership and therefore no determination has been made whether the net operating loss carryforward is subject to any Internal Revenue Code Section 382 limitation. To the extent there is a limitation, there would be a reduction in the deferred tax asset with an offsetting reduction in the valuation allowance.

8.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Promissory notes

During 2025, the Company had the following outstanding Promissory Notes:

Note to shareholder: $100,000 principal; 18% interest, principal and accrued interest due December 31, 2027	$	100,000
Note to shareholder: $425,000 principal; 18% interest, principal and accrued interest due December 31, 2027		425,000
Note to shareholder: $75,000 principal; 18% interest, principal and accrued interest due December 31, 2027		75,000
Total Promissory Note Principal	$	600,000

During the year ended December 31, 2025, the Company incurred interest expense of $122,700, of which $52,611 was accrued.

Future principal repayments on long-term debt are as follows:

2026		-
2027	$	600,000
Total	$	600,000

9. **Stockholders' equity**

    a. **Overview**

The Company's certificate of incorporation, as amended by the Fourth Amended and Restated Certificate of Incorporation on December 1, 2025, authorized the issuance of two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The Company's capital structure consists of Common Stock and Preferred Stock with certain rights and privileges summarized below. Preferred Stock is further subdivided into classes as indicated below. The total number of shares of capital stock that the Company has available to issue is 35,750,856 consisting of 22,000,000 shares of Common Stock, par value $0.00001 per share and 13,750,856 shares of Preferred Stock, par value $0.00001 per share with Preferred Stock designated as follows: 6,333,209 shares of Series A Preferred Stock, 1,200,000 shares of Series B-1 Preferred Stock, 1,200,000 shares of Series B-2 Preferred Stock, 3,250,000 shares of Series B-3 Preferred Stock, 650,000 shares of Series CF-1 Preferred Stock, 117,647 shares of Series CF-2 Preferred Stock, and 1,000,000 shares of Series CF-3 Preferred Stock.

b. **Series A, B, and CF Preferred Stock:**

The Series A, B, and CF Preferred Stock have the following summarized terms:

i. **Dividends**

The Series A, Series B and Series CF Preferred Stock do not have a stated dividend rate. The Company cannot declare, pay or set aside any dividends on shares of Common Stock unless the holders of the Preferred A, the Preferred B, and the Preferred CF then outstanding shall first receive a dividend on each outstanding share of Preferred A, Preferred B, and Preferred CF Stock in accordance with the Certificate of Incorporation.

ii. **Liquidation**

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Series A Preferred Stock, Series CF Preferred Stock or Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the applicable Series B Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series B Liquidation Preference Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after payment to the holders of the Series B Preferred Stock pursuant to the Section above, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Series CF Preferred Stock or Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the Series A Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series A Liquidation Preference Amount'). The "applicable Liquidation Preference Amount" shall refer to the Series B Liquidation Preference Amount with respect to the Series B Preferred Stock, and the Series A Liquidation Preference Amount with respect to the Series A Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section, and after payment to the holders of Series B Preferred Stock pursuant to the Section above, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after payment to the holders of the Series B Preferred Stock (as defined above) and payment to the holders of Series A Preferred Stock (as defined above), the holders of shares of Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), before any payment shall be made to the holders of Common Stock (or any other class or series of capital stock of the Corporation) by reason of their ownership thereof, an amount per share equal to 1.0x times the Series CF Original Issue Price, plus any dividends declared but unpaid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series CF Liquidation Preference Amount"). The "applicable Liquidation Preference Amount" shall refer to the Series B Liquidation Preference Amount with respect to the Series B Preferred Stock, the Series A Liquidation Preference Amount with respect to the Series A Preferred Stock and the Series CF Liquidation Preference Amount with respect to the Series CF Preferred Stock. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF Preferred Stock the full amount to which they shall be entitled and after payment to the holders of Series B Preferred Stock (as defined above) and payment to the holders of Series A Preferred Stock (as defined above), the holders of shares of Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to the Sections above, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to the Sections above or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all outstanding shares of Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Fourth Amended and Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up of the Corporation, without any requirement that any such conversion shall have actually

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

occurred.

iii. Voting

On any matter presented to the stockholders of the Company for their action or consideration of any meeting of stockholders of the Company, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock bases. The parties' shareholder agreement, voting agreement or other agreement governing the voting of shares by shareholders, shall govern the voting by a shareholder. In addition, the Company is required to obtain the written consent or the affirmative voice of the Series A and Series B Preferred Stockholders for specific corporate activities as defined in the protective provisions of the Certificate of Incorporation for the Series A and Series B Preferred Stockholders respectively.

iv. Conversion

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price in effect at the time of conversion. The Series A Conversion Price shall initially be equal to $2.97822754. The initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-1 Original Issue Price by the Series B-1 Conversion Price in effect at the time of conversion. The Series B-1 Conversion Price shall initially be equal to $3.20862013. The initial Series B-1 Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-2 Original Issue Price by the Series B-2 Conversion Price in effect at the time of conversion. The Series B-2 Conversion Price shall initially be equal to $3.00808137. The initial Series B-2 Conversion Price, and the rate at which shares of Series B-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series B-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series B-3 Original Issue Price by the Series B-3 Conversion Price in effect at the time of conversion. The Series B-3 Conversion Price shall initially be equal to $4.01077517. The initial Series B-3 Conversion Price, and the rate at which shares of Series B-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series CF-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series CF-1 Original Issue Price by the Series CF-1 Conversion Price in effect at the time of conversion. The Series CF-1 Conversion Price shall initially be equal to $4.01077517. The initial Series CF-1 Conversion Price, and the rate at which shares of Series CF-1

Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series CF-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series CF-2 Original Issue Price by the Series CF-2 Conversion Price in effect at the time of conversion. The Series CF-2 Conversion Price shall initially be equal to $4.25. The initial Series CF-2 Conversion Price, and the rate at which shares of Series CF-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

Each share of Series CF-3 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number for fully paid and non-assessable shares of Common Stock as is determined by dividing the Series CF-3 Original Issue Price by the Series CF-3 Conversion Price in effect at the time of conversion. The Series CF-3 Conversion Price shall initially be equal to $4.699795. The initial Series CF-3 Conversion Price, and the rate at which shares of Series CF-3 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment.

v. **Redemption**

If requested by the Requisite Holders (as defined in the Certificate of Incorporation) at any time after the seventh anniversary of the Series B Original Issue Date, February 3, 2023, (the "Redemption Request"), and unless prohibited by Delaware law governing distributions to a stockholder, all issues and outstanding shares of Preferred Stock shall be redeemed by the Company at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared by unpaid dividends thereon and (B) the fair market value of a single share of Preferred Stock as of the date of the Company's reception of the Redemption Request paid in three annual installments commencing not more than sixty days after receipt by the Company from the Requisite Holders of a Redemption Request.

c. **Series CF Preferred Stock:**

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The Company has authorized three tranches of Series CF shares – 650,000 Series CF-1 shares at $4.01077517 per share, 117,647 Series CF-2 shares at $4.25 per share, and 1,000,000 Series CF-3 shares at $4.699795 per share. The Company has offered via WeFunder Portal LLC a Regulation CF crowdfunding offering of up to $1,949,999 worth of these Series CF-2 and CF-3 shares. The CF-2 shares are "early bird" shares offered at $4.25 for the first $449,998.50 in investment. The remainder of the shares offered via the WeFunder Portal are Series CF-3 shares. The deadline to reach the target offering amount is April 30, 2026; this deadline may be extended, however.

10. Revenue

Revenues consist of the following:

Subscription fees	$	1,361,492
Implementation fees		259,101
Total Revenues	$	1,620,593

11. Stock-based compensation

On March 20, 2018, the Company established the 2018 Equity Incentive Plan, which was later amended on December 28, 2019, again on July 22, 2021, and most recently on April 28, 2025. The number of shares available for grant or option under the plan shall not exceed 4,253,000 shares. The shares granted or optioned under this plan may be either authorized but unissued or reacquired shares. Awards under the plan may consist of (i) options, (ii) stock awards, and (iii) restricted stock.

The 2018 Stock Incentive Plan may grant restricted stock to eligible persons which entitle the participants to receive the shares underlying those awards upon vesting or upon the expiration of a designated time period following the vesting of those awards. Restricted stock may, in the discretion of the plan administrator, vest in one or more installments over the participant's period of service or upon the attainment of specified performance objectives. Outstanding restricted stock shall automatically terminate, and no shares of common stock shall be issued in satisfaction of those awards, if the performance goals or service requirements established for those awards are not attained or satisfied. The plan administrator shall have the discretionary authority to issue vested shares of common stock under one or more outstanding awards of restricted stock as to which the designated performance goals or service requirements have not been attained or satisfied.

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

A summary of the activity under the Company's Stock Option Plan for the year ended December 31, 2025 is as follows:

	Options	Weighted Average Exercise Price $	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2024	1,650,518	0.27	6.23
Granted	198,150	0.45	9.38
Exercised	(31,812)	0.30	5.13
Forfeited	(103,626)	-	-
Outstanding as of December 31, 2025	1,713,230	0.28	5.59
Options exercisable at December 31, 2025	1,421,647	0.26	5.09

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted during the years ended December 31, 2025 are as follows:

Risk-free interest rate	3.75%
Expected life	5 years
Expected volatility	65%
Expected dividend yield	0%

For the year ended December 31, 2025, the Company recognized share-based compensation expense of $45,623.

12. Going concern

Koios Medical, Inc.
Notes to the Financial Statements
For the year ended December 31, 2025

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company has generated minimal revenues from operations since inception but does expect to increase revenues substantially in the foreseeable future. For the year ended December 31, 2025, the Company incurred a net loss in the amount of $2,687,228 and has an accumulated deficit of $41,595,216 at December 31, 2025. The Company has financed its working capital requirements to date through the sale of common stock, preferred stock, and convertible promissory notes. The Company is raising additional funds through the sale of common stock and preferred stock under Regulation D and through a Crowdfunding round under Regulation CF, although there are no assurances the Company will be successful. Without this capital injection (or an equivalent alternative), the Company may face significant challenges in maintaining operations or achieving its growth targets.

These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classifications of liabilities that may result should the Company be unable to continue as a going concern.

13. Subsequent events

In 2026 through April 8, the Company has raised over $1.1 million and closed on over $900,000 via WeFunder Portal LLC through its Regulation CF crowdfunding platform.

The Company has also settled for $34,000 a dispute with a contractor that claimed an outstanding balance owed of $42,986 with payments to be made monthly during the year.

Management evaluated all activity of the Company through April 9, 2026 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent auditor's report. The accompanying notes are an integral part of these
financial statements.